October 7, 2026

United States Securities and Exchange Commission

Attention: Margaret Sawicki

Assistant Director

Division of Corporation Finance

Office of Industrial Applications and

Services

Re:	Application for Withdrawal of Registration Statement on Form S-1 (SEC File No.: 333-292383)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Biotricity Inc., a Nevada corporation (the “Issuer”), hereby makes this application to withdraw the Registration Statement on Form S-1, File No.: 333-292383, filed by the Issuer with the Securities and Exchange Commission (the “Commission”), together all exhibits thereto (collectively, the “Registration Statement”), relating to the proposed public offering of shares of common stock of the Issuer. The Commission has not declared the Registration Statement effective. No securities were sold in connection with the transactions contemplated by the Registration Statement. The Issuer wishes to withdraw the Registration Statement because it does not currently intend to conduct the offering of common stock as contemplated in the Registration Statement due to changed circumstances since the filing of the Registration Statement.

The undersigned, on behalf of the Issuer pursuant to Rule 478 of the Act, respectfully requests the Commission to grant the application of the Issuer to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been “Withdrawn upon request of the registrant, the Commission consenting thereto.”

Very truly yours,

Biotricity Inc.

By:	/s/ John Ayanoglou
John Ayanoglou
Chief Financial Officer